Date: February 06, 2026

510 Burrard Street, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PAN AMERICAN SILVER CORP

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Shareholders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 04, 2026
Record Date for Voting (if applicable) :	March 04, 2026
Beneficial Ownership Determination Date :	March 04, 2026
Meeting Date :	April 30, 2026
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	697900108	CA6979001089

Sincerely,

Computershare
Agent for PAN AMERICAN SILVER CORP